UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 30, 2006 (January 24, 2006)

Behringer Harvard REIT I, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001
(Address of principal executive offices)
(Zip Code)

(866) 655-1605
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On January 24, 2006, we borrowed $30,250,000 under a loan agreement (the "Riverview Loan Agreement") with Citigroup Global Realty Corp. through Behringer Harvard Riverview, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. Riverview Tower, which we acquired on October 5, 2005, is held as collateral for the Riverview Loan Agreement. The interest rate under the loan is fixed at 5.485% per annum. Monthly payments of interest only are required beginning March 2006 through February 2011, with monthly payments of $171,472 required beginning March 2011 and continuing through January 2016 with any remaining balance payable at the maturity date, February 11, 2016. Prepayment, in whole (but not in part) is permitted from and after the third monthly payment date prior to the maturity date, provided that at least fifteen days prior written notice is given. The Riverview Loan Agreement has been filed as Exhibit 99.1 to this Form 8-K

In addition, we have guaranteed payment of the obligation under the Riverview Loan Agreement in the event that, among other things, (i) Behringer Harvard Riverview, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrower under the Riverview Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard Riverview, LLC or any of its affiliates. Our Guaranty Agreement has been filed as Exhibit 99.5 to this Form 8-K.

Item 9.01   Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1   Loan Agreement between Citigroup Global Markets Realty Corp. and Behringer Harvard Riverview, LLC

99.2   Promissory Note made between Behringer Harvard Riverview, LLC and Citigroup Global Markets Realty Corp.

99.3   Deed of Trust, Financing Statement, Absolute Assignment of Leases and Rents, Security Agreement and Fixture Filing by Behringer Harvard Riverview, LLC, as grantor to Robert N. Buchanan III, as trustee for the benefit of Citigroup Global Markets Realty Corp.

99.4   Assignment of Leases and Rents by Behringer Harvard Riverview, LLC, as borrower in favor of Citigroup Global Markets Realty Corp.

99.5   Guaranty of Recourse Obligations made by Behringer Harvard REIT I, Inc., as guarantor in favor of Citigroup Global Markets Realty Corp.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: January 30, 2006   By: /s/ Gary S. Bresky
                                                    Gary S. Bresky
                                                    Chief Financial Officer